Exhibit 4.35

LUDWIG ENTERPRISES, INC.

1749 Victorian Avenue, #C-350

Sparks, Nevada 89431

October 1, 2024

[●]

Re:	Extension of Due Date of
Promissory Note Dated [●]
Current Balance: $[●] (“Note”)

Gentlemen:

This will confirm our oral agreement pursuant to which you agreed to extend the due date of the Note to April 3, 2025 (the “Maturity Date”), in consideration of the following:

1.	if, prior to the Maturity Date, the Company completes an uplisting to Nasdaq, NYSE American or similar exchange (the “Uplisting”), then, in connection with such uplisting, the Company shall repay all then-due principal under the Note;

2.	concurrently, all then-due OID and any other interest shall automatically convert into shares of Company common stock at an exercise price of $0.10 per share; and

3.	should the Uplisting not occur prior to or on the Maturity Date, this letter agreement shall become null and void and all rights held and monies owed prior to execution of hereof shall be enforceable by you against the Company.

If you are in agreement with the foregoing, please sign below in the space indicated and return a signed copy to me.

Thank you for your continued support of our company.

Sincerely,

Scott Silverman
Chief Financial Officer
AGREED:

[●]

By:

Schedule of Signors

Holder	Date of Issuance	Current Balance
Homeopathic Partners, Inc.	November 1, 2022	$100,000.00
Michael Magliochetti, Jr.	August 30, 2022	$50,000.00
Michael Magliochetti, Jr.	August 30, 2022	$100,000.00
Homeopathic Partners, Inc.	October 1, 2022	$150,000.00
Homeopathic Partners, Inc.	February 7, 2022	$150,000.00
Homeopathic Partners, Inc.	November 4, 2021	$250,000.00
Steven Preiss	September 1, 2022	$60,000.00
Christopher Wald	August 31, 2022	$80,000.00
William Yahner	January 16, 2023	$100,000.00